

Marc LaManque 🔊 (He/Him) · 2nd

Co-Founder and CEO @ Cadenzo

Cadenzo · University of Oklahoma

Tulsa Metropolitan Area · **Contact info**

500+ connections

Experience



Co-Founder and CEO
Cadenzo · Full-time
Oct 2021 - Present · 6 mos



Tulsa Service Year Fellow
36 Degrees North · Full-time
Oct 2020 - Oct 2021 · 1 yr 1 mo
Tulsa Metropolitan Area



Business Development
The Ideate Project · Contract
Jul 2020 - Oct 2020 · 4 mos
Tulsa Metropolitan Area



Tour Guide | University of Oklahoma
University of Oklahoma
Aug 2017 - May 2020 · 2 yrs 10 mos
Norman, OK

- Chosen as 1 of 75 to facilitate group tours of campus to prospective students and families



Sales Leadership Development Program Intern
E. & J. Gallo Winery
Jun 2019 - Jul 2019 · 2 mos
Dallas, Texas

- Conducted market research on the hard seltzer market in the United States by collecting data in the field and analyzing data online

Show all 6 experiences →

Education



University of Oklahoma
Bachelor of Business Administration - BBA, Entrepreneurship/Entrepreneurial Studies
2016 - 2020

Grade: May 2020

Activities and societies: The Crimson Club, LEAD Team, The President's Leadership Class, Alpha Tau Omega Fraternity